UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Brookside Technology Holdings Corp.
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(Name of Issuer)

Common Stock, $0.01 par value per share
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(Title of Class of Securities)

11452Q102
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.				11452Q102

1)	Name of Reporting Persons.			Vicis Capital LLC
	I.R.S. Identification Nos. of above persons (entities only).			45-0538105

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ]
	(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)

	OO — funds of its advisory client

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6)	Citizenship or Place of Organization			Delaware

	Number of	7)	Sole voting power	14,651,044
	Shares
	Beneficially	8)	Shared voting power	0
	Owned by
	Each Reporting	9)	Sole dispositive power	14,651,044
	Person
	With	10)	Shared dispositive power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person			14,651,044

12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (9)			9.99%

14)	Type of reporting person.			IA

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Brookside Technology Holdings Corp. (the “Issuer”).  The address of the Issuer’s principal executive offices is 15500 Roosevelt Boulevard, Suite 101, Clearwater, Florida 33760.

Item 2.	Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 14,651,044 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 14,651,044 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund previously acquired 10,000,000 shares of Common Stock.

On June 18, 2008 the Fund acquired from a private party a Series E Warrant to purchase 61,273,835 shares of Common Stock (the “Series E Warrant”).  The terms of the Series E Warrant provide that the holder of the Series E Warrant is neither entitled nor required to exercise the Series E Warrant to the extent that such exercise by the holder would cause the holder to acquire a number of shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by (i) the holder of the Series E Warrant and (ii) such holder’s affiliates, to exceed 9.99% of the outstanding shares of the Common Stock following such exercise.

In addition to the Common Stock previously acquired by the Fund and the shares of Common Stock underlying the Series E Warrant that the Fund would be able to acquire via its exercise of the Series E Warrant to the fullest extent permitted by the terms of that Series E Warrant, the Fund owns shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which shares are convertible into shares of Common Stock, and additional warrants to purchase Common Stock (each an “Other Warrant” and collectively, the “Other Warrants”).  However, the terms of both the Series A Preferred Stock and of each of the Other Warrants provide that the holder thereof is neither entitled nor required to convert or exercise, as the case may be, any share of the Series A Preferred Stock or such Other Warrant to the extent that such conversion or exercise, respectively, by the holder would cause the holder to acquire a number of shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such conversion or exercise, respectively, would cause the aggregate number of shares of Common Stock beneficially owned by (i) the holder and (ii) such holder’s affiliates, to exceed 4.99% of the outstanding shares of the Common Stock following such conversion or exercise.  As a result, Vicis is not deemed to own any of the shares underlying any of the shares of Series A Preferred Stock or any of the Other Warrants.

Therefore, when the 10,000,000 shares of Common Stock previously acquired by the Fund are aggregated with the 4,651,044 shares of Common Stock that the Fund would be able to acquire via its exercise of the Series E Warrant to the fullest extent permitted by the terms of that Series E Warrant, Vicis is deemed to beneficially own 14,651,044 shares of Common Stock.

Item 4.	Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock, the Series E Warrant, the Series A Preferred Stock, and each of the additional warrants for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  On October 22, 2008, Mr. Christopher Phillips was elected to the Board of Directors of the Issuer. Mr. Phillips is a Managing Director of Vicis.

The Fund is deemed to beneficially own 9.99% of the Issuer’s outstanding Common Stock. The combination of the Fund’s percentage of deemed beneficial ownership in the Issuer, coupled with Vicis’s employment of Mr. Phillips concurrent with Mr. Phillips’s service as a director of the Issuer, may be deemed to have the effect of influencing control of the Issuer.  Biographical information with respect to Mr. Phillips is set forth below.

Mr. Phillips has been a managing director for Vicis Capital, LLC since February 2008. From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA-licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Mr. Phillips served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Red Sun Mining, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a number of private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value. The Issuer has approached representatives of Vicis and of the Fund to inquire whether Vicis would support, on behalf of the Fund, an amendment to the Issuer’s articles of incorporation that would increase the total number of authorized shares of Common Stock of the Issuer to a number of shares in excess of the number needed to support the full exercise or conversion, as the case may be, of all derivative securities issued by the Issuer.  On August 14, 2009, Vicis, on behalf of the Fund, indicated to the Issuer and to the Issuer’s auditors that the Fund intends to support such authorization of additional shares of Common Stock if such a proposal is brought before the shareholders of the Issuer.  However, the Issuer has not yet presented any details of such a proposed authorization to Vicis, and neither Vicis nor the Fund knows if the Issuer will ever actually bring such a proposal before the shareholders of the Issuer.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5.	Interest in Securities of the Issuer

(a)
All 14,651,044 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 14,651,044 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 14,651,044 shares of Common Stock represent approximately 9.99% of the Issuer’s outstanding Common Stock (based upon 146,657,102 shares of Common Stock outstanding at August 14, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2009, and 14,651,044 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2009
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Date

/s/ Andrew Comito
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Signature

Compliance Officer
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Name/Title